140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

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July 6, 2018	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh Rome San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
File No. 054663-0010

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Mary Beth Breslin

                     Ada D. Sarmento

                     Jim B. Rosenberg

                     Rolf Sundwall

Re:              Gritstone Oncology, Inc.

                     Draft Registration Statement on Form S-1

                    Confidentially submitted on May 4, 2018

                    CIK No. 0001656634

Ladies and Gentlemen:

On behalf of our client, Gritstone Oncology, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis an Amendment No. 1 to the draft Registration Statement (the “Registration Statement”) on Form S-1 (the “Amendment No. 1”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on May 4, 2018 (the “Draft Submission”). Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on June 3, 2018 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of Amendment No. 1, including copies which have been marked to show changes from the Draft Submission, as well as copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

July 6 2018 Page 2

In addition, pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, the Company is omitting its unaudited condensed financial statements as of March 31, 2018 and for the three months ended March 31, 2017 and 2018 because they relate to historical periods that it believes will not be required to be included in the prospectus at the time of the contemplated offering. The Company intends to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

Implications of Being an Emerging Growth Company, page 6

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act.

Risk Factors

Litigation or other proceedings or third-party claims of intellectual property infringement, page 47

2.	We note your disclosure concerning pending patent applications in the U.S. and European Union that may impact your ability to commercialize GRANITE-001. Please disclose whether these potential patents are composition of matter, use or process patents and when such patents, if issued, would expire. With respect to the European patent, please identify which European countries would be covered by this patent.

Response: In response to the Staff’s comment, the Company has revised page 48 of the Registration Statement.

Use of Proceeds, page 72

3.	We note that you intend to use the net proceeds from this offering to fund your planned Phase 1/2 clinical trial of GRANITE-001 and the continued buildout of your manufacturing facility. Please revise your disclosure to clarify whether the net proceeds will be sufficient to complete these purposes; if they will not be sufficient, please disclose how far into the trial and the buildout you expect to reach with the offering proceeds. Please also describe what the buildout entails, as it appears you opened the facility in November 2017.

July 6 2018 Page 3

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that, once the estimated net proceeds from this offering are determined, it will revise the Registration Statement to provide the requested disclosure.

Critical Accounting Policies and Use of Estimates

Stock-Based Compensation, page 90

4.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that, once an estimated offering price or range is available, it will provide the Staff with an analysis explaining the reasons for any differences between the Company’s most recent fair value determination and the estimated offering price, if any.

Business

License Agreement with Arbutus Biopharma Corporation, page 118

5.	Please disclose the royalty term for this agreement.

Response: In response to the Staff’s comment, the Company has revised page 122 of the Registration Statement.

Intellectual Property, page 119

6.	Please identify all of the jurisdictions where you have pending patent applications with claims related to neoantigen identification and related uses and manufacture. Please also revise to disclose how many of your pending patent applications relate to composition of matter, use or process patents and whether all of the pending patents relate to GRANITE-001.

Response: In response to the Staff’s comment, the Company has revised page 123 of the Registration Statement.

Executive Compensation Arrangements, page 149

7.	We note your disclosure in this section that you were party to offer letters with each of your named executive officers as of December 31, 2017. Please clarify whether these offer letters are still in effect or whether they were replaced by the employment agreements that you intend to file. If that is not the case, please file the offer letters as exhibits or tell us why you believe that you are not required to do so pursuant to Item 601(b)(10) of Regulation S-K.

July 6 2018 Page 4

Response: The Company respectfully advises the Staff that it intends to enter into new employment agreements with each of its executive officers (the “New Employment Agreements”) prior to the completion of the offering that will supersede and replace the Company’s offer letters with such officers in effect as of December 31, 2017. The Company undertakes that, once the New Employment Agreements are available, it will file them as exhibits to the Registration Statement in accordance with Item 601(b)(10) of Regulation S-K, and it will revise the Registration Statement to provide the information required by Item 402 of Regulation S-K with respect to the New Employment Agreements.

Notes to Financial Statements

9. Convertible Preferred Stock and Common Stock

Convertible Preferred Stock, page F-21

8.	Please provide us an analysis with reference to authoritative literature supporting your classification of the convertible preferred stock as permanent equity rather than outside of permanent equity. In your response, please include how you considered whether redemption or liquidation rights are within the company’s control as well as how you considered that the convertible preferred stockholders are entitled to elect four of the five directors of the company.

Response: The Company respectfully advises the Staff that it has considered whether the convertible preferred stock should be classified as permanent or temporary equity pursuant to ASC 480-10-S99-3A and concluded that the Company’s convertible preferred stock should be classified as permanent equity rather than outside of permanent equity. The only redemption feature of the convertible preferred stock is a redemption upon a deemed liquidation event. Therefore, the Company considered the following guidance pursuant to ASC 480-10-S99-3A 3(f):

•	The Company has considered that the convertible preferred stockholders are entitled to elect four of the six directors of the Company based on Section 3.2 of the Amended and Restated Certificate of Incorporation, as in effect on December 31, 2017 (the “Certificate of Incorporation”), which states that holders of Series A convertible preferred stock, exclusively and as a separate class, shall be entitled to elect three directors of the Company, holders of Series B convertible preferred stock, exclusively and as a separate class, are entitled to elect one director of the Company, and holders of the common stock, exclusively and as a separate class, are entitled to elect one director of the Company.

•	Although a majority of director seats on the Company’s board of directors are held by representatives of the convertible preferred stockholders, the convertible preferred stockholders can only force the Company into a deemed liquidation event in which the common stockholders will be eligible to participate and receive the same form of consideration. Therefore, pursuant to the limited exception provided under ASC 480-10-S99-3A 3(f), a deemed liquidation event does not cause the convertible preferred stock to be classified outside of permanent equity.

July 6 2018 Page 5

•	As disclosed in the Company’s notes to the financial statements, shares of the Company’s convertible preferred stock are contingently redeemable, based on their liquidation preferences. Per the Certificate of Incorporation, a deemed liquidation event includes (i) a merger or consolidation, in which the Company is a constituent party; or (ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company of all or substantially all the assets of the Company, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly-owned subsidiary of the Company.

•	The Company notes the redemption upon any deemed liquidation event does not provide any other separate redemption rights for the convertible preferred stockholders and only triggers the ordinary liquidation to all holders of an equity interest in the Company. The preferred stockholders are only entitled to receive the consideration that they would otherwise receive in a liquidation event and they are not able to negotiate a different liquidation waterfall than what is provided for in Sections 2.1 and 2.2 of the Certificate of Incorporation. The preferred stockholders cannot contractually redeem their shares, or redeem their shares through separate negotiation, without the Company’s common stockholders’ being able to also redeem their shares for the same form of consideration. The distribution is according to the liquidation preference. Section 3 of the Company’s Amended and Restated Voting Agreement states that same form of consideration would be provided to ensure no drag-along under a transaction or series of transactions which constitute a sale of the Company or all or substantially all of the Company’s assets whether by means of a merger, consolidation or sale of stock or assets, or otherwise. As a result, based on advice from outside legal counsel, the Company determined that these deemed liquidation events entitle all classes of equity instruments (i.e., common and preferred stock) to receive the same form of consideration upon the occurrence of the deemed liquidation event.

Therefore, the Company concluded that the limited exception under ASC 480-10-S99-3A 3(f) referenced above applies under these circumstances.

In addition, the Company notes that, pursuant to the Certificate of Incorporation, the preferred stock is convertible upon an Initial Public Offering (“IPO”) or upon the vote of the holders of a majority of the then outstanding shares of Series A and Series B preferred stock voting separately. The Company determined these features are not within the Company’s control to trigger. Therefore, conversions could occur outside the Company’s control. The Company considered whether it could control settlement of the conversion features in shares by considering the requirements under ASC 815-40-25. Based on consideration of the requirements under ASC 815-40-25, the Company determined that it can control settlement of the conversion features in shares of its common stock as of December 31, 2017, which supports the classification of its convertible preferred stock in permanent equity.

July 6 2018 Page 6

The Company also notes that it has revised its disclosures in Note 9 on page F-22 of the Registration Statement to clarify the basis for its reporting of convertible preferred stock in permanent equity.

General

9.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with proofs of all graphics, visual, or photographic information that the Company will provide in the printed prospectus prior to its use.

* * *

July 6 2018 Page 7

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Andrew Allen, M.D., Ph.D., Gritstone Oncology, Inc.

Jean Marc Bellemin, Gritstone Oncology, Inc.

Alan C. Mendelson, Latham & Watkins LLP

David Peinsipp, Cooley LLP